Exhibit 99.1

ChinaEdu Corporation Completes Privately

Negotiated and Open Market Share Repurchases

BEIJING, February 7, 2013 /PRNewswire/ -- ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the "Company"), a leading online educational services provider in China, announced today that it has completed privately negotiated transactions with Columbia Pacific Advisors, LLC, Lake Union Capital Management, LLC, New Vernon Investment Management LLC and associates, HC PRCEDU LLC, Pretty Wisdom Management Ltd. and J. Steven Emerson. In aggregate, the Company repurchased 5,467,902 American Depositary Shares (“ADSs”), each representing three (3) ordinary shares of ChinaEdu, at a purchase price of $5.60 per ADS (or $1.87 per ordinary share).

The Company also completed privately negotiated transactions with Bessemer Venture Partners VI Institutional L.P., Bessemer Venture Co-Investment L.P. and Bessemer Venture Partners VI L.P., repurchasing 2,202,709 ordinary shares (equivalent of 734,236 ADSs) at a purchase price of $1.87 per ordinary share (equivalent of $5.60 per ADS). In addition to the above privately negotiated transactions, the Company also repurchased 277,316 ADSs from the open market at $5.60 per ADS. The total purchase price of these share repurchases was approximately $36.3 million, which was financed by a bank loan and the Company’s own capital. The shares repurchased by the Company represented approximately 36% of the Company’s total ordinary shares issued and outstanding.

ChinaEdu’s executive chairman Julia Huang commented, "Today’s successful completion of the stock repurchase reflects the board of directors' continued confidence in the Company's near and long term financial and operating goals as well as its continued commitment to enhancing stockholder value. Other factors being equal, the stock repurchase will increase the Company’s earnings per share."

The board of directors of ChinaEdu authorized the repurchases and the obtainment of financing given ChinaEdu's current financial and operating performance, available capital surplus, future prospects, current market conditions and other strategic planning considerations.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 12 universities, ranging from 10 to 50 years in length. The Company has also entered into technology agreements with 6 universities. Besides, ChinaEdu performs recruiting services for 22 universities through nationwide learning center network.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 10 84187301
E-mail: simon@chinaedu.net